Exhibit 99.1

Mr. Donald E. Graham
Chief Executive Officer
Graham Holdings
1300 North 17th Street
Suite 1700
Arlington, VA 22209

Dear Mr. Graham:

Reference is made to the Separation and Distribution Agreement, dated as of June 16, 2015 (the “Separation Agreement”), by and between Graham Holdings Company, a Delaware corporation (“Graham”), and Cable One, Inc., a Delaware corporation and a wholly owned subsidiary of Graham (“Cable”).

In consideration of the mutual agreements, provisions and covenants contained in this letter agreement (this “Letter Agreement”), the Separation Agreement and the Ancillary Agreements, Donald E. Graham (“DEG”) hereby agrees as follows:

SECTION 1.01.  Definitions.  For purposes of this Letter Agreement, the following terms have the following meanings.  Capitalized terms not defined in this Letter Agreement have the meanings assigned to them in the Separation Agreement or the TMA.

“GRAT” means each of the Donald E. Graham 2010 GRAT No. 1 under agreement dated September 13, 2010; the Donald E. Graham 2010 GRAT No. 2 under agreement dated September 13, 2010; the Donald E. Graham 2011 GRAT No. 1 under agreement dated October 19, 2011; and any grantor retained annuity trust described in Section 1.02(a)(i).

SECTION 1.02.  Covenant.  (a) During the period that begins on the Distribution Date and ends on (and includes) the second anniversary of the Distribution Date (the “Restricted Period”), DEG will not, and will not agree to, sell, exchange, transfer by gift or otherwise dispose of any of the stock of either Graham or Cable owned by DEG individually or beneficially unless:

(i) the stock is transferred to a grantor retained annuity trust for estate planning purposes in a transaction the motivation, timing and form of which are unrelated to the Distribution; provided, however, the transfer reduces DEG’s percentage interest (by value) in Graham and Cable by approximately the same proportion;

(ii) the disposition is an annuity payment by a GRAT that reduces the GRAT’s percentage holdings (by value) of Graham and Cable by approximately the same proportion;

(iii) the disposition occurs pursuant to the termination of a GRAT in which each beneficiary receives Graham and Cable stock in approximately the same proportions as the GRAT held Graham and Cable stock prior to its termination; or

(iv) the disposition is of stock owned by the estate of DEG or the disposition is of stock held in a trust and is triggered by the death of DEG or a beneficiary of such trust.

(b)            DEG may take an action otherwise prohibited under Section 1.02(a) if, prior to taking such action, Graham, Cable or DEG obtains an unqualified “will” opinion of a nationally recognized Tax counsel, which opinion permits reliance by Graham and is satisfactory to Graham in its reasonable discretion, to the effect that the proposed action will not adversely affect the Intended Tax Treatment; provided that such opinion is satisfactory to Graham in both form and substance and is based on facts and representations provided by Graham, Cable and DEG, as applicable, that are true, complete and correct in all material respects.  For each such opinion, Cable and DEG, as applicable, will certify to Graham that the facts and representations on which any such opinion is based are true, complete and correct in all material respects.

(c)            During the Restricted Period, DEG will not, and will not agree to, convert, or cause or permit to be converted, shares of Class A Common Stock of Graham owned by DEG individually or beneficially into shares of Class B Common Stock of Graham, except in advance of a disposition of such shares permitted by Section 1.02(a) or (b).

If you agree to the foregoing terms and restrictions, please so indicate by executing this Letter Agreement in the space provided below.

Sincerely,

Graham Holdings Company

By:	/s/ Hal Jones
Name: Hal Jones
Title: SVP, Chief Financial Officer

Accepted and agreed as of the date first above written:

/s/ Donald E. Graham
Donald E. Graham